

December 24, 2013

Via E-mail
Mr. David B. Potts
Executive Vice President, Chief Financial Officer and
Chief Accounting Officer
ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

   **RE: ARRIS Group, Inc.**
      **Form 10-K for the Year Ended December 31, 2012**
      **Filed February 27, 2013**
      **Form 10-Q for the Quarterly Period Ended September 30, 2013**
      **Filed November 8, 2013**
      **Responses dated September 25, 2013, October 15, 2013 and**
       **November 27, 2013**
      **File No. 000-31254**

Dear Mr. Potts:

   We have reviewed your response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 3. Business Acquisitions, page 8

We note your response to comment one in our letter dated November 13, 2013.  Please address the following comments.

1.  Please explain in further detail how you concluded that the patents acquired, including the licenses to access patents ("patents"), and technology do not qualify for *recognition*

as separate assets pursuant to the guidance in ASC 805.  In particular, provide us with your analysis to explain how you considered the contractual/legal and separability criterion, including the guidance in ASC 805-20-55-2(c).

2.      The guidance in ASC 805-20-55-2(b) refers to combining assets for financial reporting purposes to the extent they have similar useful lives.  Explain to us in greater detail your basis for determining that the useful lives of the patents and technology are similar.  Please specifically address the following in your response:

- your basis for grouping in-process technology, an indefinite-lived asset, with patents with a limited legal life;
- the actual differences in the remaining legal lives of your patents and the  remaining useful lives of your developed technology; and,
- the value of the patents that are grouped with your IPR&D.

3.      We understand that in some circumstances the legal life of a patent may exceed the economic life of the developed technology.  Please explain in further detail how the Company gained comfort that there is no additional value to the patent in these circumstances.

4.      We note your disclosure on page 8 of your September 30, 2013 Form 10-Q that, "The Acquisition also enhanced the depth and scale of the Company's R&D capabilities, particularly in the video arena, and approximately doubled the Company's patent portfolio to nearly 2,000 patents and patent applications. In addition, via a license, the Company was provided access to approximately 20,000 Motorola Mobility patents as they relate to Motorola Home." Please reconcile this disclosure to your conclusion that the patents do not have any additional value beyond the useful life of the developed technology.

5.      Please explain the "mapping" process the Company completed to identify the patents that relate to each of the elements of developed and in-process technology that are included in the valuation report.  Additionally, compare and contrast this "mapping" process to your supplemental response to our comment number three in your letter dated October 15, 2013 which states in part:

"Due to both the relatively quick timing between initial substantive discussions and definitive agreement between the Company and the Seller (less than one week) and the nature and quantity of Patents, neither the Seller, which acquired substantially all of the Patents in 2012 in connection with its acquisition of Motorola Mobility, nor the Company could accurately determine which Patents were associated with each developed product and in-process technology. As a result, in addition to transferring the Owned Patents,

Mr. David B. Potts
ARRIS Group, Inc.
December 24, 2013
Page 3

Seller provided the Company a license (right to use) all of the Patents associated with Motorola Mobility (not just those clearly associated with the Motorola Home business we acquired) in order to assure the Company that it had access to all the intellectual property that was required to operate the business without the necessity of performing the extensive and time consuming due diligence that would be required to identify the Patents actually used."

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director